Exhibit (a)(1)(S)

Fifth Supplementary Bidder’s Statement Rinker directors have unanimously recommended1 that you ACCEPT CEMEX’S REVISED OFFER to acquire all of your shares in
RINKER GROUP LIMITED ACN 003 433 118 1. In the absence of a superior proposal. CEMEX Australia Pty Ltd a wholly-owned subsidiary of CEMEX, S.A.B. de C.V. CAN 122 401 405

Fifth Supplementary Bidder’s Statement This is a supplementary bidder’s statement under section 643 of the Corporations Act. It is the fifth supplementary bidder’s statement issued by CEMEX Australia Pty Limited (Bidder) in relation to its off-market takeover bid for Rinker Group Limited (Rinker). This document (Statement) supplements the Bidder’s Statement dated 30 October 2006 (as previously supplemented by the First Supplementary Bidder’s Statement  dated 8 December 2006, the Second Supplementary Bidder’s Statement dated 23 January 2007, the Third Supplementary Bidder’s Statement dated 22 March 2007 and the Fourth Supplementary Bidder’s Statement dated 17 April 2007) issued by Bidder and is to be read together with the Bidder’s Statement, the First Supplementary Bidder’s Statement, the Second Supplementary Bidder’s Statement, the Third Supplementary Bidder’s Statement and the Fourth Supplementary Bidder’s Statement. This Statement will prevail to the extent of any inconsistency with those documents. A copy of this Statement was lodged with ASIC on 18 April 2007. Neither ASIC nor any of its officers takes any responsibility for the contents of this Statement. Words and phrases defined in the Bidder’s Statement, the First Supplementary Bidder’s Statement, the Second Supplementary Bidder’s Statement, the Third Supplementary Bidder’s Statement or the Fourth Supplementary Bidder’s Statement have the same meaning in this Statement, unless the context requires otherwise. Currencies In this Supplementary Bidder’s Statement, an exchange rate of A$1.00 to US$0.8167 has been used for comparative purposes, which represents the Reserve Bank Mid Point Rate on 5 April 2007. How do I accept the Offer? You may only accept the Offer for all your Rinker Securities. Acceptances must be received before the end of the Offer Period. For Issuer Sponsored Holdings of Rinker Shares (Securityholder Reference Number beginning with “I”) To accept the Offer, complete the enclosed blue Share Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope (where applicable) or to an address on the Share Acceptance Form.
For CHESS Holdings of Rinker Shares (Holder Identification Number beginning with “X”) To accept the Offer, either contact your Controlling Participant (usually your broker) and instruct them to accept the Offer for you, or complete the enclosed blue Share Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope (where applicable) or to an address on the Share Acceptance Form. For holdings of Rinker ADSs To accept the Offer, either: (i) complete and sign the yellow ADS Letter of Transmittal provided to ADS holders previously in accordance with the instructions   on it and (A) return it, together with the ADRs evidencing your Rinker ADSs and any other documents required by the ADS Letter of Transmittal, in the envelope provided to ADS holders previously (where applicable) or to an address on the ADS Letter of Transmittal, or (B) tender your Rinker ADSs pursuant to the procedures for book-entry transfer set out in Section 8.3(d) of the Bidder’s Statement; or (ii) contact your broker or other nominee, and instruct them to accept the Offer for you. If any of your Rinker ADSs are registered in the name of a broker or other nominee, you must contact such nominee to accept the Offer.  If the ADRs evidencing your Rinker ADSs are not immediately available, or you cannot comply with the procedures for book-entry transfer set out in Section 8.3(d) of the Bidder’s Statement before the end of the Offer Period, you may tender your Rinker ADSs by following the procedures for guaranteed delivery set out in Section 8.3(d) of the Bidder’s Statement.

CEMEX Chairman’s Letter 18 April 2007 Dear Rinker Shareholder, HIGHER OFFER PRICE – WHICH RINKER DIRECTORS RECOMMEND THAT YOU ACCEPT As you know, CEMEX has increased its Offer Price for your Rinker Shares. The Offer Price is now US$15.85 for each of your Rinker Shares, or US$79.25 for each of your Rinker ADSs (each ADS represents five Rinker Shares). In addition, I am pleased to inform that you have a new option to receive a fixed amount of A$19.50 for your first 2,000 Rinker Shares (or for all of your Rinker Shares if you hold less than 2,000 shares). Rinker’s directors now recommend that you ACCEPT the Offer, in the absence of a superior proposal. All Rinker directors have decided to accept the CEMEX Offer for their own shares, in the absence of a superior proposal. The Offer Price is CEMEX’s best and final offer, in the absence of a superior proposal. This document explains the details of the recommended Offer and provides an update on certain other developments. CEMEX believes the Offer for Rinker is compelling for you as a shareholder: you will receive a substantial premium for your shares; the Offer is within the Independent Expert’s Range; and the Rinker directors have recommended that you accept the Offer, in the absence of a superior proposal. I encourage you to accept the Offer by following the instructions on the enclosed Share Transfer and Acceptance Form (for Rinker Shares), which has been amended to reflect the revised Offer. If you hold Rinker ADSs, you should follow the instructions on the ADS Letter of Transmittal provided to you previously. If you have already accepted the Offer, you do not need to resubmit these documents. If you have already accepted the Offer and you wish to receive the new fixed A$ cash option, you will need to resubmit a Share Acceptance Form or give instructions to your broker. Yours faithfully, Lorenzo H. Zambrano Chairman and Chief Executive Officer CEMEX, S.A.B. de C.V.

Important dates Fifth Supplementary Bidder’s Statement lodged with ASIC 18 April 2007 Offer scheduled to close (unless extended) 7.00pm (Sydney time) on 18 May 2007 5.00am (New York time) on 18 May 2007 CEMEX Offer Information Line If you have any questions in relation to the Offer, please call the CEMEX Offer Information Line on the following numbers:
Within Australia: 1300 721 344 (local call) Within the US: (866) 244 1296 (for retail investors) or (212) 750 5833 (for banks and brokers) Elsewhere: +61 3 9415 4344 Please note that, to the extent required by the Corporations Act, calls to these numbers will be recorded.

Summary of the Recommended Offer and other important information Rinker directors unanimously recommend shareholders accept the increased offer in the absence of a superior proposal. The following are some of the questions that you, as a holder of Rinker Securities, may have and the answers to those questions. This summary of the revised Offer from Bidder is not meant to be a substitute for the information contained in the Bidder’s Statement, the Share Transfer and Acceptance Form (for Rinker Shares) and the ADS Letter of Transmittal and the ADS Notice of Guaranteed Delivery (for Rinker ADSs). Therefore, you should carefully read these documents in full prior to making any decision to accept the Offer or otherwise deal with your Rinker Securities. 1. What is the revised Offer? CEMEX is offering to buy 100% of your Rinker Shares (including Rinker ADSs) by way of an off-market takeover made by CEMEX Australia Pty Limited, an indirect wholly-owned subsidiary of CEMEX. If you accept the revised Offer and the Offer is successful you will receive US$15.85 cash for each Rinker Share, or US$79.25 for each Rinker ADS. You may elect to receive your Offer consideration converted in Australian dollars by checking the relevant box on the Share Acceptance Form. (You should read the First Supplementary Bidder’s Statement of 8 December 2006 for further details about your currency election options. See also question 21 below and page 18 of this Statement.) In addition to your rights under the Offer, you also have the option of receiving a fixed Australian dollar price of A$19.50 per share, for your first 2,000 Rinker Shares (or for all of your shares if you have less than 2,000 shares). This option is not available for Rinker ADSs. See Section 1 of this Statement under the heading “Other material information”. 2. What have the Rinker Directors recommended? Rinker’s Board and management is well placed to understand the outlook for Rinker and to assess its strategic options. After a thorough analysis of possible alternatives, standalone or involving third parties; and after extensive negotiations with CEMEX, Rinker directors have decided to unanimously recommend that shareholders accept the revised Offer, in the absence of a superior proposal. Rinker directors will all accept the revised Offer for their own shares, in the absence of a superior proposal. 3. How much of an increase does the revised Offer represent relative to the initial Offer? The revised Offer represents an increase of US$2.85 or 22% relative to the initial Offer of US$13.00 per share. However, if you include the US$0.13 interim dividend2 that CEMEX was entitled to deduct from the Offer Price then the increase from the initial offer is 23%. 4. What premium will I receive for my Rinker Shares if I accept CEMEX’s Offer? CEMEX’s offer of US$15.85 cash per share represents a 45% premium to Rinker’s last traded share price during normal trading on ASX on 27 October 2006 (calculated using the latest Reserve Bank Mid Point Rate available, dated 5 April 2007). 2. Rinker paid an interim dividend of A$0.16 per Rinker Share on 11 December 2006, which is equivalent to US$0.13 per share applying the exchange rate of A$1 = US$0.8167.

Summary of the Recommended Offer and other important information 5. What choices do I have as a Rinker Shareholder? Accept CEMEX’s Offer in respect of all of your Rinker Shares;
Do nothing. By taking no action during the Offer Period, you will be rejecting CEMEX’s Offer; or Sell some or all of your Rinker Shares on ASX in the usual manner (unless you have previously accepted and not withdrawn CEMEX’s Offer for your Rinker Shares). However, if you do so, you are likely to pay brokerage fees on the transaction. It is possible that the price you receive by selling on ASX will be higher or lower than CEMEX’s Offer consideration, depending on the value of your shares on ASX and the exchange rate prevailing at the time. 6. How do I accept the Offer? Instructions on how to accept the Offer are described on: the Share Acceptance Form (for Rinker Shares) which is enclosed; or
ADS Letter of Transmittal ((for Rinker ADSs) which has previously been provided to ADS holders) – this ADS Letter of Transmittal remains effective. If you have lost your ADS Letter of Transmittal, you can ask for a replacement (see Question 25 below). You may only accept the Offer for all of your Rinker Securities. 7. Why is the Offer in US dollars? CEMEX’s offer is being made in US dollars as this is consistent with Rinker’s reportingcurrency and reflects the location of the vast majority of its assets. The Independent Expert’s valuation of Rinker Group was also completed in US dollars as the majority of cash flows within the Rinker Group are denominated in US dollars. This valuation can be converted to Australian dollars, however this valuation (or share price in Australian dollars) will fluctuate with changes in the AUD/USD exchange rate. For example, a rise in the Australian dollar should, all other things being equal, lower the share price of the Rinker Group as the US dollar cash flows will fall in Australian dollar terms. However, as a Rinker Shareholder, you have been given the opportunity to elect to receive your Offer consideration in Australian dollars, converted at an exchange rate that is based on the average of the WM/Reuters Intraday Mid Spot Rates during whichever of the following Exchange Rate Reference Periods applies to you: If you accept (and do not withdraw) the Offer before the date it is declared unconditional, the period over which the exchange rate will be calculated (Exchange Rate Reference Period) will commence on the date the Offer is declared unconditional and will end three Business Days prior to the date you are paid under the Offer. If you accept (and do not withdraw) the Offer on or after the date it is declared unconditional, the Exchange Rate Reference Period will commence on the date your acceptance is received by the Australian Registry (for Rinker Shares) or the US Depositary (for Rinker ADSs) and ending three Business Days prior to the date you are paid under the Offer. You should read the First Supplementary Bidder’s Statement for further details. In addition to the benefits available under the Offer, Shareholders can also elect to receive a fixed Australian dollar price of A$19.50 per share, for their first 2,000 shares (or for all of their shares if they hold less than 2,000 shares). This option is not available for Rinker ADSs. See Section 1 of this Statement under the heading “Other material information”.

Summary of the Recommended Offer and other important information 8. Can I have part payment in AUD and USD? Only if you are eligible to receive the Fixed Australian Dollar Option (see Section 1 of this Statement under the heading “Other material information”). 9. What are the conditions of the Offer? The only remaining condition is the 90% minimum acceptance condition. All other conditions have been satisfied or waived. 10. What happens if the 90% minimum acceptance condition is not met? If the 90% minimum acceptance condition is not satisfied or is waived by CEMEX, the Offer will lapse and acceptances will be cancelled. However CEMEX reserves the right to waive the 90% minimum acceptance condition during the Offer Period. 11. Can CEMEX compulsorily acquire my shares? Could I be forced to accept the Offer? Yes. If CEMEX acquires a relevant interest of 90% or more in Rinker Shares, it will seek to compulsorily acquire any outstanding Rinker Shares. If your shares are compulsorily acquired then they will be acquired on the same terms as the revised Offer. This means that you will be given the choice of receiving either US$15.85 per share, or to have the payment converted into and then paid to you in Australian dollars. (See the First Supplementary Bidder’s Statement for further details as to the currency conversion process on compulsory acquisition.) However, you will be paid at a later date3 than other shareholders who accepted the Offer during the Offer Period. You will not be entitled to take the Fixed Australian Dollar Option on a compulsory acquisition because it does not actually form part of the Offer terms.
12. When does the Offer close? The Offer is currently scheduled to close at 7.00pm, Sydney time, on 18 May 2007 (or 5.00am New York time on 18 May 2007) unless it is extended further.
13. Will CEMEX increase its Offer? CEMEX has stated that its revised Offer is its “best and final” offer for your shares. Unless a superior proposal for Rinker emerges, CEMEX cannot as a matter of Australian law increase its Offer further because it has declared its Offer to be final. 14. Will I incur any brokerage or stamp duty fees if I accept the Offer? You will not pay any brokerage or stamp duty if you accept the Offer. Any brokerage will be paid by CEMEX. 15. What is likely to happen to the Rinker share price if the CEMEX bid fails? The Rinker Chairman, John Morschel, and the Independent Expert have indicated that the Rinker share price may fall if the CEMEX bid is withdrawn. The Rinker Board is well placed to assess the value of Rinker as a standalone entity given its access to internal management results and forecasts, including the upcoming FY2007 results and the outlook for coming years. The Rinker Board is also well placed to assess all external alternatives to the CEMEX Offer after extensive work over the last five months. It is with this knowledge that the Rinker Board has unanimously recommended that you accept this Offer, and announced that all directors intend to accept this Offer for their own shares, in the absence of a superior proposal. 3. This is to allow for processing time under the cumpulsory acquisition process.

Summary of the Recommended Offer and other important information 16. If I accept the Offer, when will I be paid? If you validly accept the Offer, you will be sent payment within one month after the later of: the date that your acceptance is received; and the date that the Offer becomes unconditional. In any event, assuming the conditions of the Offer are satisfied or waived, you will be sent payment within 21 days after the Offer closes. (See Section 8.8 of the Bidder’s Statement.) 17. How will I be paid? You will be paid by cheque in the currency (or currencies) in which you elect to receive your consideration (Australian and/or US dollars). The cheque(s) will be sent by ordinary mail to your address as shown on the Rinker share register. 18. I have already accepted the previous US$13.00 offer, am I eligible to participate in the revised Offer? Yes, you will receive the increased consideration if the Offer proceeds (that is, if the 90% minimum acceptance condition is satisfied or waived). If you wish receive the Fixed Australian Dollar Option, you may also change your election at any time before withdrawal rights lapse under the terms of the Offer – by completing the Share Acceptance Form or giving instructions to your broker. Section 1 of this Statement (under the heading “Other material information”) sets out the process by which you may elect the Fixed Australian Dollar Option. 19. What happens if I do nothing? If you do nothing, you will be rejecting CEMEX’s Offer for your Rinker Shares. However if CEMEX acquires a relevant interest of 90% or more in Rinker, CEMEX will seek to compulsorily acquire any outstanding Rinker Shares. 20. What dividends will I receive if I accept the Offer? CEMEX has agreed not to reduce the higher US$15.85 offer by the amount of the interim the dividend which was paid on 11 December 2006. CEMEX has retained the right to reduce the consideration paid under its Offer for any subsequent distributions by Rinker.

Summary of the Recommended Offer and other important information 21. What Offer consideration will I receive? If you accept the Offer and the 90% minimum acceptance condition is satisfied or waived, then you will be paid as follows: (a) unless you validly elect the Fixed Australian Dollar Option, you will be paid: (i) US$15.85 for each of your Rinker Shares – assuming you do not make an election to have that consideration converted into Australian dollars; or (ii) if you elect to receive payment in Australian dollars – the Australian dollar equivalent of US$15.85 per Rinker Share using the average exchange rate prevailing between the date the Offer becomes unconditional (if you accept before that date) or the date you accept (if you accept after the Offer becomes unconditional) and three Business Days before you are sent payment; or (b) if you validly elect the Fixed Australian Dollar Option, then the amount payable to you under the Offer will be dealt with as described in Section 1 of this Statement (under the heading “Other material information”) and you will be paid:  (i) A$19.50 for each of the first 2,000 of your Rinker Shares (or for all of your Rinker Shares if you held less than 2,000 Shares); and (ii) for the balance of any Rinker Shares you hold, either: (A) US$15.85 for each of your Rinker Shares – assuming you do not make an election to have that consideration converted into Australian dollars; or (B) if you elect to receive payment in Australian dollars – the Australian dollar equivalent of US$15.85 per Rinker Share – applying the same exchange rate as in paragraph (a)(ii) above. The First Supplementary Bidder’s Statement sent to you on 8 December 2006 provided full details of the currency conversion process and how the average exchange rate is determined under the terms of the Offer. Section 1 of this Statement (under the heading “Other material information”) sets out the process by which you may elect the Fixed Australian Dollar Option. The Fixed Australian Dollar Option is not available for Rinker ADSs. If you do not make a valid election you will receive payment of the Offer consideration in US dollars, unless you are a Rinker Shareholder with a registered address in Australia, in which case the Offer Price for your Rinker Shares will be converted into Australian dollars using the process described in paragraph (a)(ii) above.

Summary of the Recommended Offer and other important information 22. Will I be better or worse off if I elect the Fixed Australian Dollar Option? You may receive more or less for your Rinker Shares if you elect the Fixed Australian Dollar Option compared to accepting the Offer and either converting the US dollars you receive at your discretion or electing the currency conversion mechanism in the Offer. The Fixed Australian Dollar Option gives you the opportunity to have US dollars due to you under the terms of the Offer converted at a fixed exchange rate so that you will receive A$19.50 per share for the first 2,000 Rinker Shares you hold. This is an option separate from the terms of the Offer. Choosing the Fixed Australian Dollar Option means that you will not be exposed to exchange rate movements on the first 2,000 shares you hold. You should be aware that, if you elect not to take that option but instead elect to receive payment in US dollars (or Australian dollars using the currency conversion mechanism explained at Question 21 and more fully in the First Supplementary Bidder’s Statement), then you may ultimately receive more or less value in Australian dollars for those shares than if you had elected the Fixed Australian Dollar Option. It is a matter for you to decide whether you would prefer a fixed exchange rate for those first 2,000 shares or the variable exchange rate as set out in the Offer. 23. What are CEMEX’s intentions for Rinker? CEMEX’s intentions with respect to Rinker’s assets are to dispose of the following assets in order to comply with the terms and conditions of an order of the US District Court to which CEMEX agreed to be bound pursuant to an agreement reached with the US Antitrust Division of the US Department of Justice: certain Ready Mix Concrete and Concrete Block plants in Florida owned by CEMEX or owned by Rinker in the following areas: Fort Walton Beach/Panama City/Pensacola; Jacksonville; Orlando; Tampa/St. Petersburg; and Fort Myers/Naples; and certain Ready Mix Concrete plants and Aggregate facilities in Arizona owned by CEMEX or owned by Rinker in the Flagstaff and Tucson area, including all tangible and intangible assets used in relation to these plants. Further details of the arrangements reached with the Antitrust Division are described in Section 3 of this Statement (under the heading “Other material information”). Otherwise, CEMEX’s intentions as set out in the Bidder’s Statement have not changed. 24. How did the DOJ outcome compare with CEMEX’s expectations? CEMEX was not surprised by the DOJ outcome. CEMEX has always stated that it believed the businesses of CEMEX and Rinker to be strongly complementary and did not consider the divestments required by the DOJ to be material to the transaction’s strategic or financial rationale. 25. How can I obtain further information? If you have any further questions in relation to the Offer or how to accept it, or if you have lost your Share Acceptance Form, ADS Letter of Transmittal or ADS Notice of Guaranteed Delivery and require a replacement, please call the CEMEX Offer Information Line on the following numbers: Within Australia: 1300 721 344 Within the US: (866) 244 1296 (for retail investors) or Elsewhere: +61 3 9415 4344 Please note that, to the extent required by the Corporations Act, calls to these numbers will be recorded.

Why you should accept CEMEX’S Recommended Offer

CEMEX’s Offer is attractive by any measure You will receive a substantial premium for your shares By accepting CEMEX’s Recommended Offer, you will receive a 45% premium to the pre-bid price for Rinker Shares (4), which is well above typical Australian takeover premiums of 20% to 35% (as cited by the Independent Expert)5. US$ Bid Premiums US$15.85  US$15.98(6)  45% premium  A$19.41(4)  46% premium  A$19.57(4) US$13.00  US$13.12 - US$14.76  19% premium  A$15.92(4)  20% – 35% premium US$10.94  A$13.39(4)  Pre-bid price (at 27 October 2006)  Initial Bid (at 27 October 2006)  Final Offer (at 10 April 2007)  Final Offer (at 10 April 2007 adjusted for dividend)  Typical Australian takeover premiums 4.  Currency conversions based on the Reserve Bank Mid Point Rate of A$1.00 to US$0.8167 on 5 April 2007. 5.  On page 75 of the Independent Expert’s Report dated 28 November 2006, Grant Samuel wrote: “the level of takeover premiums normally seen in Australia…are typically in the range 20-35% (with a median of around 30%)”. 6.  Rinker paid a dividend of A$0.16 (US$0.13) on 11 December 2006; this amount was included in the Independent Expert’s Range and CEMEX did have the right to reduce the Offer by this amount. However, CEMEX has decided to waive this right.

CEMEX’s Offer is attractive by any measure You will receive an attractive multiple CEMEX’s Recommended Offer of US$15.85 translates to a LTM EBITDA multiple of 10.4x, which represents a sizeable premium to the average of 8.4x paid for precedent transactions within the industry. Offer multiple compared with other transaction multiples(7) OFFER MULTIPLE
10.4x 11.0x 9.5x  9.1x  9.2x 8.4x 8.7x  8.8x  AVERAGE 8.1x  8.0x 6.9x  7.1x 5.9x DATE ACQUIRER TARGET  April 2007 CEMEX Rinker  May 1997 Martin Marietta American Agg  Apr 1998 Lafarge US Redland US Nov 1998 Vulcan Calmat  May 2000 Hanson Pioneer  Aug 2000 Titan Tarmac US  Oct 2000 CEMEX Southdown  Jan2001 Lafarge SA Blue Circle  Sep 2002 Rinker Kiewit  Sep 2004 CEMEX RMC  Feb 2005 Holcim Aggregates Ind  Feb 2007 Vulcan Florida Rock 7.  The list of comparable transactions shown in this chart was disclosed in a presentation filed by Rinker with ASX on 22 September 2006, adjusted for the Vulcan/Florida Rock acquisition announced on 19 February 2007, as estimated by CEMEX.

CEMEX's Offer is attractive by any measure

You will receive a value above post-bid trading levels

- Since CEMEX's initial bid on 27 October 2006, Rinker's share price has traded at prices which reflect speculation of an increased offer or the possibility of a competing proposal.
- In US dollars, CEMEX's Offer is at a premium to any post-bid Rinker share price.
- The Recommended Offer is:
  - 45% higher than the pre-bid market price;
  - 22% higher than the initial bid;
  - 23% higher than the initial bid, given that CEMEX did not exercise its right to deduct the US$0.13[8] interim dividend paid during the bid period (effectively an increase of $2.98); and
  - 9.5% above the average price of Rinker Shares since the announcement of CEMEX's initial bid, on a currency-adjusted basis.

US$ Bid premiums



17.00
16.00
15.00
14.00
13.00
12.00
11.00
10.00
9.00
8.00
Price (US$)
Final Offer: US$15.85
9.5% above average price of Rinker shares since initial bid
22% above initial bid
45% above pre-bid market price
Average price since initial bid: US$14.47[9]
Initial Offer: US$13.00
Pre-bid price on 27 October 2006
3 month VWAP to initial bid: US$10.19[9]
Jul 2006
Aug 2006
Sep 2006
Oct 2006
Nov 2006
Dec 2006
Jan 2007
Feb 2007
Mar 2007
Apr 2007
May 2007
Rinker share price (US$)

8. Dividend amount of A$0.16 (unadjusted for franking credit benefits) converted based on the Reserve Bank Mid Point Rate of A$1.00 to US$0.8167 on 5 April 2007.
9. Exchange rate conversions from Australian dollar to US dollar share prices based on daily closing rates obtained through IRESS.

12 CEMEX Fifth Supplementary Bidder's Statement

CEMEX’s Recommended Offer is within the Independent Expert’s Range The Independent Expert has advised that CEMEX’s Offer remains within their valuation range “Grant Samuel has estimated the value of Rinker to be in the range US$15.85–17.74 per share.”(10) The Independent Expert’s valuation was set in US dollars, which is consistent with Rinker’s reporting currency and the fact that approximately 80% of Rinker’s earnings are from the US. The Independent Expert has defined its valuation range to be US$15.85–US$17.74 per share. The Independent Expert said: “This valuation represents the full underlying value of Rinker and includes a premium for control…”(11) “In the context of a takeover, an offer is considered fair and reasonable if the price fully reflects the value of a company’s underlying business and assets.”(12) CEMEX has waived its right to reduce its offer by the interim dividend of US$0.13(13) that was paid on 11 December 2006. This dividend was included in the Independent Expert’s valuation(14), and thus CEMEX’s Recommended Offer delivers an implied value of US$15.98 which is above the bottom of the Independent Expert’s Range. “Following a review of current exchange rates, recent Rinker trading results and the impact that has on Rinker’s expected future performance and other relevant factors, the Independent Expert has verbally advised that the US$15.85 per share offer remains within their US$ valuation range.”(15)
Rinker media release, 10 April 2007 10.  Page 3 of Independent Expert’s Report dated 28 November 2006. 11.  Page 2 of Independent Expert’s Report dated 28 November 2006. 12.  Page 3 of Independent Expert’s Report dated 28 November 2006. 13.  Dividend amount of A$0.16 (unadjusted for franking credit benefits) converted based on the Reserve Bank Mid Point Rate of A$1.00 to US$0.8167 on 5 April 2007. 14.  The Independent Expert notes on page 53 of its report that in its valuation, “No deduction has been made for the interim dividend of 16 Australian cents per share as, under the CEMEX Offer, CEMEX has the right to reduce the Offer by an equivalent amount.” 15.  From Rinker media release dated 10 April 2007.

After five months of thorough analysis of alternatives, Rinker has decided that the CEMEX Offer represents the best possible value for its shareholders The outlook for Rinker’s key market is weak US residential markets continue to experience a slowdown. The weak housing market has been evidenced by the low demand for construction, high levels of housing inventory and the recent issues arising in the home lending market. Rinker is exposed to geographic areas in the US that are the most heavily affected by the current slowdown. In particular, Florida is showing no sign of improvement. CEMEX believes that housing demand is likely to continue to decline in the short term and will re-base at a lower level than witnessed in the recent boom years. CEMEX believes that the best forward-looking indicator for the near term housing industry outlook is the number of government approvals to permit housing unit construction to start (building permits). The chart below illustrates the decline in building permits being issued in Florida over the past 12 months (44% of Rinker’s sales are from the Florida market). Previous year corresponding month % change in building permits Feb 2006  Mar 2006  Apr 2006  May 2006  Jun 2006  Jul  2006  Aug 2006  Sep 2006  Oct 2006  Nov 2006  Dec 2006  Jan 2007  Feb 2007 10.4%  (0.6%)  (12.4%)  (23.2%)  (31.1%)(31.1%)  (37.0%)  (38.6%)  (44.2%)  (50.5%)  (52.8%)   (52.2%)  (53.9%) 16.  Source: US Census Bureau (March 2007).

After five months of thorough analysis of alternatives, Rinker has decided that the CEMEX Offer represents the best possible value for its shareholders All members of the Rinker Board have decided to accept the CEMEX Offer for their own Rinker Shares Rinker’s own Board and management are well placed to understand the outlook for Rinker and to assess its strategic options. Since the announcement of CEMEX’s bid more than five months ago, Rinker has analysed in depth all possible alternative options. These included options for the company to continue as a standalone business, considering its short and long term outlook in the US and Australia; options for capital management optimisation and corporate restructuring; and options involving competitive bids and third-party involvement, including private equity players. “We looked at transactions involving other industry participants, private equity and corporate restructuring – with or without partners and with or without the demerger of the Readymix operations… in Australia – and including a re-domicile of Rinker to the US… But we could not find an alternative that offered a better risk-reward combination for our shareholders than what the higher CEMEX bid offers.”(17) Rinker Chairman John Morschel, 10 April 2007 No alternate bid has emerged and there is no indication that any competing proposal will emerge. Despite spending the last five months extensively studying alternate options, the Rinker Board and management team says they were not able to find an option, standalone or otherwise, which matches the value delivered by CEMEX’s Offer. “Overall, given the current uncertainty and our evaluation of the available alternatives, the Board agreed that – in the absence of a superior proposal – the revised CEMEX cash offer represents the best risk-adjusted return for shareholders.” Rinker Chairman John Morschel, 10 April 2007 Consequently, all directors of the Rinker Board have decided to accept the CEMEX Offer in respect of their own Rinker Shares. 17.  From Rinker media release dated 10 April 2007.

The Rinker directors unanimously recommend that you accept CEMEX’s Offer Rinker says CEMEX’s Offer provides the best risk-adjusted return for your shares The Rinker Board has unanimously recommended CEMEX’s Offer of US$15.85 per share, in the absence of a superior proposal. The Rinker Board is well placed to assess the value of Rinker as a standalone entity given its access to internal management results and forecasts, including the upcoming FY2007 results and the outlook for the coming years. The Rinker Board is also well placed to assess all external alternatives to the CEMEX Offer after extensive work over the last five months. It is with this knowledge that the Rinker Board has unanimously recommended that you accept the Offer, and announced that all directors intend to accept this Offer for their own shares, in each case in the absence of a superior proposal. The Recommended Offer was the result of extensive negotiations between CEMEX and Rinker. The following statements were released by Rinker in support of its decision to recommend the revised CEMEX Offer:
“The directors have recommended that – in the absence of a superior proposal– it is in the best interests of shareholders to accept the increased CEMEX offer.” “ … All Rinker directors intend to accept the higher offer for our own Rinker Shares…” “we have been working extremely hard to find an alternative to this bid.” “Our recommendation was made after five months of carefully considering a series of alternatives. Directors and senior management have together reviewed various options, as we sought to maximise the value for our shareholders” “Unfortunately, we were not able to find a substantive growth option that would allow us to build further on (our) performance.” “This recommendation… was not taken lightly.” “…the revised CEMEX cash offer represents the best risk-adjusted return for shareholders.” – Rinker Chairman John Morschel, 10 April 2007(18) 18.  From Rinker media release dated 10 April 2007.

CEMEX’s Offer consideration is final CEMEX’s Offer cannot be increased CEMEX has declared this recommended Offer Price as final, in the absence of a superior proposal. The effect of that declaration under Australian law is that CEMEX cannot increase its Offer Price further unless a superior proposal emerges. The bid is now free of defeating conditions (except the 90% minimum acceptance condition) CEMEX’s initial offer was dependent on a number of important conditions to be satisfied. These notably included: US antitrust approvals;
Australian foreign investment approval; and CEMEX shareholders’ approval. Each of these and every other condition has now been satisfied or waived, except the condition that CEMEX receive more than 90% acceptances to its Offer.

You can elect to be paid in US$ or A$ Increased payment options for Rinker Shareholders give greater flexibility CEMEX’s Offer is a US dollar denominated offer at US$15.85. However, for your convenience, we have a number of options in which this cash amount can be paid. You will have to choose one of these options on the Share Acceptance Form enclosed with this document, or give instructions to your broker. Option 1: You elect to receive Australian dollars for all of your shares. The exchange rate conversion for the Offer Price of US$15.85 into Australian dollars will depend on spot exchange rates over the calculation period. Please see the First Supplementary Bidder’s Statement for more details of how this rate is calculated. Option 2: You elect to receive a fixed Australian dollar amount of A$19.50 for the first 2,000 shares that you have (or for all of your shares if you hold less than 2,000 shares). For any remaining balance, you will receive the US$15.85 Offer Price converted into Australian dollars, at the same exchange rate calculation method as under Option 1. Option 3:
You elect to receive US$15.85 for all of your shares. Option 4: You elect to receive a fixed Australian dollar amount of A$19.50 for the first 2,000 shares that you have (or for all of your shares if you hold less than 2,000 shares). For any remaining balance, you will receive the US$15.85 Offer Price in US dollars. Option 2 and Option 4 are new options and have been designed to give shareholders greater certainty over the amount they wish to receive in Australian dollars. For Options 1, 2 and 4, the consideration amount may be greater or less than the Offer Price of US$15.85 on a per share basis in Australian dollar terms depending on spot exchange rates in the calculation period. Option 2 and Option 4 are not available for Rinker ADSs. Note: If you make a mistake and you choose more than one option or you do not choose any options, then your payment method will default to Option 3. However, if you are a Rinker Shareholder with a registered address in Australia, your payment method will default to Option 1.

If CEMEX does not succeed, Rinker’s share price is likely to fall Accept the Offer to maximise the value of your Rinker Shares If the CEMEX Offer does not proceed, the Rinker share price is likely to fall back towards pre-bid levels. Rinker’s share price has been significantly supported by the CEMEX bid and that support will no longer be present if CEMEX’s Recommended Offer does not proceed. “We also took into account that if the CEMEX offer was withdrawn, there was a risk that the Rinker share price may fall.” Rinker Chairman John Morschel, 10 April 2007(19) “If the CEMEX Offer lapses and no counter bidder emerges, it is likely that the Rinker share price will fall back towards pre-bid levels. At the same time, there are grounds for believing that the shares are likely to trade at levels above the pre-bid price of around US$10.80 (A$14.00)…Shareholders will be exposed to the future performance of Rinker and in particular the risk that the residential building cycle in the United States has not bottomed.” Independent Expert’s Report(20) By accepting CEMEX’s Recommended Offer you will be maximising the value of your Rinker Shares. CEMEX’s Recommended Offer Consideration is Final(21) Accept Now 19.  From Rinker media release dated 10 April 2007. 20.  From page 78 of Independent Expert’s Report dated 28 November 2006. 21.  Subject to no superior proposal for Rinker being received.

Other material information 1.  New A$ cash payment option for the first 2,000 of your Rinker Shares If you accept the Offer (or you have already accepted the Offer before the date of this Statement), Bidder invites you to make an offer to Bidder to amend the terms of the takeover contract formed by that acceptance such that the amount of US dollars due to you under that contract for the first 2,000 Rinker Shares (or for all your Rinker Shares if you hold less than 2,000 shares) will be converted to Australian dollars at the rate of A$1 = US$0.81282 rather than at the average of the WM/Reuters Intraday Mid Spot Rate during the relevant Exchange Rate Reference Period (the Fixed Australian Dollar Option). You can make that offer by simply choosing Option 2 or Option 4 in the Share Acceptance Form or giving instructions to your Controlling Participant (i.e. your broker). All such offers will be accepted by Bidder up to the time at which withdrawal rights lapse under the terms of the Offer. (See the First Supplementary Bidder’s Statement for a description of withdrawal rights.) No separate confirmation of acceptance will be issued, but payment will be made at the same time as payment is required to be made under the terms of the Offer. If your Rinker Shares consist of two or more separate parcels within the meaning of section 653B of the Corporations Act and you give notice under section 8.10(c) of the Bidder’s Statement at the time of acceptance, then Bidder invites you to make the offer described above in respect of each such parcel. The balance of any consideration due to you as a result of your acceptance of the Offer will be paid in accordance with the terms of the Offer. If you withdraw your acceptance, where permitted by the terms of the Offer, then the takeover contract formed by that acceptance (as amended for the Fixed Australian Dollar Payment Option) will terminate. If you accept the Offer again before the end of the Offer Period, then you will be entitled to make the Fixed Australian Dollar Option offer again. The Fixed Australian Dollar Option is designed to provide you with certainty as to the amount of Australian dollars you will receive for the first 2,000 shares you hold. You may instead choose the currency conversion option under the Offer rather than the Fixed Australian Dollar Option. You could receive more or less Australian dollars than those available under the Fixed Australian Dollar Option depending on exchange rates prevailing either over the Exchange Rate Reference Period, or at the time you choose to convert the US dollars you receive under the Offer to Australian dollars (if you decide to make your own arrangements for currency conversion). The Fixed Australian Dollar Option is an additional option which Bidder has made available to you should you choose to accept the Offer. It does not form part of the Offer terms, and will therefore not be available for Rinker Shares acquired on compulsory acquisition. The Fixed Australian Dollar Option is not available for Rinker ADSs.

Other material information 2.  Source of additional consideration 2.1  Overview of CEMEX’s additional funding arrangements CEMEX will source the necessary funds to be made available to Bidder to pay the additional consideration now payable as a result of the increase in the Offer price by drawing under an existing committed facility provided under a Revolving Facilities Agreement dated 24 September 2004 (as amended and restated) (the CEMEX España Facility) arranged by Cemex España S.A. as original borrower, BBVA, Banco Santander Central Hispano, S.A., Calyon Corporate and Investment Bank (currently Calyon Sucursal en España) and Citigroup Global Markets Limited as arrangers and bookrunners, Citibank International Plc as Agent and the lenders referred to in such agreement. The CEMEX España Facility is unsecured. Funds are available for drawdown under the CEMEX España Facility for general corporate purposes. As at the date of this Statement, at least US$2.1 billion is available for drawdown and none of those funds have been earmarked for any purpose other than payment of the Offer Amount (and costs associated with the Offer). Other relevant provisions of the credit agreements for the CEMEX Espana Facility include the following. (a) US$525 million of the Facility A of the CEMEX España Facility is available for drawing until 17 September 2007 (Facilities B and C have a longer availability period). (b) The ability to draw down under the CEMEX España Facility is subject to conditions precedent which CEMEX España has already satisfied and also to the conditions that: (i) no Default is continuing or would result from the proposed drawdown; and (ii) certain representations and warranties in the CEMEX España Facility are true in all material respects. (c) The CEMEX España Facility is subject to the following Events of Default (which CEMEX considers to be customary for facilities of this nature), including: (i) payment default which is unremedied for three Business Days; (ii) material breach of representations and warranties; (iii) any breach of certain financial undertakings; (iv) default by CEMEX España of its other obligations under the CEMEX España Facility and certain related documents (which, in some cases, is unremedied for 15 days); (v) failure by CEMEX España to pay any other financial indebtedness when due or within any applicable grace periods, or any acceleration of such financial indebtedness, if the aggregate amount of such financial indebtedness is US$50 million or more; (vi) certain bankruptcy events; (vii) CEMEX España contests the validity of any liability under the CEMEX España Facility or a related document; (viii) failure to obtain or revocation of a governmental authority necessary for the validity of the CEMEX España Facility and certain related documents;

Other material information (ix) certain changes of ownership in or control of CEMEX España; and (x) any material adverse change arises in the financial condition of the CEMEX group taken as a whole which the majority lenders under the CEMEX España Facility reasonably determine would result in the failure by CEMEX España to perform its payment obligations under the CEMEX España Facility Agreement and certain related documents. (d) The representations and undertakings given by CEMEX España (which CEMEX considers to be customary for facilities of this nature) include: (i) representations and warranties as to: (A) its corporate existence, power and authority; (B) the obligations under the documents being legal, valid, binding and enforceable obligations; (C) all authorisations in connection with the CEMEX España Facility and related documents having been obtained and being in full force; (D) no default; (E) no misleading information; (F) payment obligations under the CEMEX España Facility ranking pari passu with all other unsecured and unsubordinated obligations of CEMEX España except for those obligations mandatorily preferred by law; (G) no winding-up proceedings; and (H) no material adverse change in CEMEX España’s business, condition, operations, performance or assets taken as a whole; and (ii) undertakings: (A) to satisfy certain agreed financial covenants; (B) not to change its business and preservation of corporate transactions; (C) to preserve its assets; (D) subject to certain exceptions, to restrict disposals of all of its assets or a substantial part of its assets representing more than 5% in aggregate of the total consolidated assets of CEMEX España considered as a group and the incurrence of financial indebtedness; and (E) negative pledge.
CEMEX plans to procure repayment of the CEMEX España Facility through a combination of cash flow from operations, net proceeds from asset dispositions (if any) and from refinancing transactions. CEMEX does not at this time have any more specific plans or arrangements for the sources of repayment. 2.2 Australian dollar funding arrangements
Based on information available today, CEMEX estimates that the amount of Australian dollars required to fund the Fixed Australian Dollar Option will fluctuate between approximately A$2.2 billion and A$2.4 billion if all shareholders who are eligible to elect the Fixed Australian Dollar Option make that election.

Other material information CEMEX has implemented the foreign exchange strategies described in Section 1.5 of the First Supplementary Bidder’s Statement in order to ensure that, through a combination of drawdowns in US dollars from the facilities described in the Bidder’s Statement (including as amended by the First and the Second Supplementary Bidder’s Statements) and the facility described above, and the call options and advance purchases described in the First Supplementary Bidder’s Statements sufficient Australian dollars are available to fund the Fixed Australian Dollar Option on payment date. 2.3 Provision of consideration On the basis of the arrangements described in this Section, Bidder and CEMEX believe that they have reasonable grounds for holding the view, and hold the view, that Bidder will be able to provide the increased consideration offered under the Offer. 3. Update on regulatory matters 3.1 DOJ Settlement On 4 April 2007, the Antitrust Division announced its decision not to oppose the takeover of Rinker by Bidder under the HSR Act. This decision was made pursuant to a consent decree between CEMEX and the Antitrust Division, whereby CEMEX agreed to the conditions set forth in the Final Judgment of the U.S. District Court for the District of Columbia dated 4 April 2007 (Final Judgment) and the Hold Separate Stipulation and Order dated 4 April 2007 (together the DOJ Settlement). On 10 April 2007, Bidder gave notice that the Defeating Condition set out in Section 8.6(d) of the Bidder’s Statement relating to US antitrust approvals had been fulfilled such that the Offer is now free of this condition. The DOJ Settlement provides that CEMEX must ensure that certain required divestitures will be made by it or by Rinker (upon Bidder obtaining control of Rinker) for the purposes of remedying any loss of competition resulting from acceptances of its Offer. Within 120 calendar days of the Divestiture Trigger (defined below) or five days after notice of the entry of the Final Judgment by the Court, whichever is the later, CEMEX will divest or procure Rinker to divest (as the case may be) to purchasers approved by the Antitrust Division: certain Ready Mix Concrete and Concrete Block plants in Florida owned by CEMEX or owned by Rinker in the following areas: Fort Walton Beach/Panama City/Pensacola; Jacksonville; Orlando; Tampa/St. Petersburg; and Fort Myers/Naples; and certain Ready Mix Concrete plants and Aggregate facilities in Arizona owned by CEMEX or owned by Rinker in the Flagstaff and Tucson area, including all tangible and intangible assets used in relation to these plants (the Divestiture Assets). The Divestiture Trigger is the first date on which Bidder elects a majority of the board of directors of Rinker or 45 days after Bidder obtains more than 50% of Rinker Shares. If CEMEX does not divest the Divestiture Assets within 120 days of the Divestiture Trigger, the U.S. District Court is entitled to appoint a trustee to effect the divestitures.

Other material information In addition to the above, the DOJ Settlement includes a Hold Separate Stipulation and Order requires CEMEX to ensure that prior to any divestiture, the Divestiture Assets remain independent, economically viable and ongoing business concerns that will not be influenced by Bidder’s acquisition of Rinker, if successful. In summary, until any divestiture, this requires CEMEX to: maintain the management, sales and operations of all of its assets owned prior to the acquisition of Rinker as separate and distinct from assets owned by Rinker; ensure that the management of Divestiture Assets owned by Rinker is not influenced by CEMEX; ensure that books, records, marketing and other commercially sensitive information in connection with the Divestiture Assets owned by Rinker is kept separate from CEMEX; use all reasonable efforts to maintain and increase the sales and revenues of products in connection with the Divestiture Assets; provide sufficient working capital to maintain the Divestiture Assets; and refrain from transferring or reassigning employees involved in production, operation and sales at the Divestiture Assets, except in circumstances initiated by employees or in connection with Rinker’s usual policy. CEMEX’s intentions with respect to Rinker’s assets are to dispose or cause the disposal of the assets described above in order to comply with the DOJ Settlement. Otherwise, CEMEX’s intentions as set out in Section 3 of the Bidder’s Statement remain unchanged. 3.2 Bid Agreement and the DOJ Settlement Under the Bid Agreement described in Section 4 below, Rinker has agreed with CEMEX that, after Bidder has received acceptances under the Offer of more than 50% of Rinker’s issued shares, Rinker will allow not more than three representatives of CEMEX to have access to information from Rinker solely for the purpose of investigating whether assets of Rinker that are the subject of the DOJ Settlement can be sold as self-sustaining entities. Rinker has further agreed that after the Bidder acquires a relevant interest in Rinker of not less than 90% and commences the compulsory acquisition process under the Corporations Act, Rinker will sign and become a party to an amended Hold Separate Stipulation and Order containing the same provisions as those contained in the Hold Separate Stipulation and Order executed in connection with the DOJ Settlement. The Bid Agreement also provides that Rinker, if so requested by CEMEX, will discuss with the Antitrust Division an amended Hold Separate Stipulation and Order. If such an amended Hold Separate Stipulation and Order is mutually agreed among CEMEX, Rinker and the Antitrust Division, Rinker has agreed that it will enter into such an amended Hold Separate Stipulation and Order, provided that nothing in such an amended Hold Separate Stipulation and Order shall (a) commit or require Rinker to make any divestiture or (b) require the Board to take or agree to take any action, or refrain from taking any action, that would or would be likely to be inconsistent with its fiduciary or statutory duties under Australian law. CEMEX has agreed to indemnify Rinker and each of its directors from any claim, action, damage, loss, liability, cost, expense or payment which Rinker or its directors suffers, incurs or is liable for in connection with Rinker’s entry into and performance of its obligations under any amended Hold Separate Stipulation and Order.

Other material information 3.3 Bidder’s intentions concerning implementation of DOJ Settlement The Offer includes a 90% minimum acceptance condition which, if satisfied, will entitle Bidder to acquire compulsorily remaining Rinker Shares (see Section 8.6(a) of the Bidder’s Statement). While Bidder has no present intention to waive that condition, it reserves its right, subject to applicable law, to declare the Offer free from that Defeating Condition prior to the end of the Offer Period. If the Offer is declared free from the 90% minimum acceptance condition (without Bidder becoming entitled to acquire compulsorily remaining Rinker Shares) but, by virtue of acceptances of the Offer, Bidder nevertheless gains effective control of Rinker, CEMEX will, through its nominees on the Rinker Board, propose the establishment of a Divestment Committee to be set up with certain protocols to ensure compliance with the DOJ Settlement. In particular, this committee would ensure that any divestment made in furtherance of the DOJ Settlement complies with the terms and conditions of the settlement.
CEMEX does not anticipate that the divestment of Rinker Group businesses will result in a significant change to the nature or scale of Rinker’s activities or the disposal of Rinker’s main undertaking such that it does not expect the divestment to non-associated parties of any such business to require Rinker Shareholder approval. CEMEX’s management anticipates that significant merger synergies and cost savings may be generated if it gained effective control of Rinker, even if Rinker did not become a wholly-owned subsidiary. CEMEX considers that directors of Rinker will be entitled to consider such benefits accruing to Rinker in determining whether the implementation of the DOJ Settlement is in its best interests. Based on the information currently available and having regard to the merger synergies and cost savings which may accrue to Rinker, CEMEX is unaware of any reason why the DOJ Settlement cannot be implemented if it acquires effective control of Rinker. If CEMEX were to be prevented from implementing, or otherwise unable to implement, a divestment transaction under the DOJ Settlement, it would be required to follow the procedure set out in the DOJ Settlement. In summary, CEMEX would be required to notify the Antitrust Division in writing. The Antitrust Division can make an application to the United States District Court to appoint a trustee to effect the divestitures. CEMEX must use its best efforts to assist the trustee in relation to the divestitures and pay the costs and expenses of the trustee. Accordingly, if CEMEX was prevented from implementing, or otherwise unable to implement, a transaction which it was required to implement under the DOJ Settlement, Rinker may experience some losses in the sale of its assets which are to be divested.

Other material information 4. Bid Agreement between CEMEX and Rinker On 10 April 2007, Bidder and CEMEX entered into a Bid Agreement with Rinker under which Bidder agreed to increase its Offer price to US$15.85 per Rinker Share in cash and Rinker agreed that its directors would recommend the revised Offer in the absence of a superior proposal. The key terms of the Bid Agreement which remain on foot are as follows. Rinker has agreed, for a period commencing on 10 April 2007 and ending on the date that the Offer closes or lapses (the Restriction Period), that: (a) it must ensure that neither it nor any of its officers, employees and advisers, directly or indirectly solicits, initiates or invites any enquiries, discussions or proposals with respect to, or to undertake due diligence in connection with, a competing proposal for Rinker (the No Solicitation Restriction); and (b) it must ensure that neither it nor any of its officers, employees and advisers, negotiates or enters into, continues or participates in any discussions or negotiations with any third party with respect to a competing proposal, even if: (i) that person’s competing proposal was not directly or indirectly solicited, initiated, or encouraged by Rinker or any of its officers, employees and advisers; or  (ii) that person has publicly announced their competing proposal, and it must immediately terminate any such discussions or negotiations that are underway at the date of the Agreement (the No Talk Restriction). The obligations in paragraph (b) do not apply to the extent that they restrict Rinker or the Rinker Board from taking or refusing to take any action provided that the Rinker directors have determined, in good faith after having consulted with their external legal and financial advisers, that failing to take, or failing to refuse to take, such action would or would be reasonably likely to constitute a breach of the Rinker directors’ fiduciary or statutory obligations. If, during the Restriction Period, a competing proposal is announced or is received by Rinker which the Rinker directors consider is superior to the Offer and the Rinker directors intend to change or withdraw their recommendation in respect of the Offer, Rinker must notify the Bidder of the material terms of, but not the identity of the party making, the competing proposal (if it has not been publicly announced). During the Restriction Period, Rinker will not, and will procure that the Rinker Group will not: (a) convert any or all or all of its shares into a larger or smaller number of shares or resolve to reduce its share capital in any way; or (b) issue or agree to issue shares or convertible notes or grant or agree to grant an option over its shares. During the shorter of the Restriction Period and the period commencing on the date of the Agreement and ending three months later, Rinker:

Other material information (a) will conduct, and will procure that the Rinker Group conducts, the business of the Rinker Group in the usual and ordinary course of business; (b) will not, and will procure that the Rinker Group does not, charge or agree to charge, the whole or a substantial part, of its business or property; and (c) will not, and will procure that the Rinker Group does not, make any material acquisitions or disposals or undertake any new commitments which would have breached the condition set out in clause 8.6(h) of the Bidder’s Statement dated 30 October 2006 had it not been waived by the Bidder. In addition, during the Restriction Period, Rinker must not pay a dividend, other than annual and half yearly dividends consistent with past practice (provided that this does not prejudice the Bidder’s rights under clause 8.8(e) of the Bidder’s Statement to adjust the revised offer price in respect of any such dividend) or undertake a buyback, capital return or other payment to shareholders without the consent of the Bidder and without prejudice to the Bidder’s rights under clause 8.8(e) to make adjustments to the revised offer price, as appropriate. 5. Institutional Acceptance Facility Bidder has established an acceptance facility open to certain professional investors (as defined in section 9 of the Corporations Act) (Acceptance Facility). The Acceptance Facility has been established because some professional investors who hold Rinker Shares may be unable to accept the Offer (e.g. by reason of their investment mandates) until it is declared unconditional. The Acceptance Facility is by invitation only and its terms will be advised to eligible professional investors invited to participate (Eligible Shareholders). Bidder has arranged for Citigroup Pty Limited (Collection Agent) to act as acceptance collection agent for the Eligible Shareholders. Rinker Shareholders who are not Eligible Shareholders cannot participate in the Acceptance Facility. The key features of the Acceptance Facility are as follows: Eligible Shareholders may lodge Share Acceptance Forms and/or directions to custodians to accept the Offer (Acceptance Instructions) in respect of their Rinker Shares with the Collection Agent, together with a direction to the Collection Agent to deliver the Acceptance Instructions to Bidder in the circumstances described below. The Collection Agent will hold the Acceptance Instructions as agent only and will not acquire a “relevant interest” in any of the Rinker Shares the subject of the Acceptance Instructions. If Eligible Shareholders lodge Acceptance Instructions with the Collection Agent, they will direct the Collection Agent to lodge the Acceptance Instructions as formal acceptances of the Offer once Bidder provides written confirmation (Confirmation Notice) to the Collection Agent that, on or before the receipt of the acceptances of the Offer as a result of these Acceptance Instructions being implemented, Bidder will declare the Offer to be free from the 90% minimum acceptance condition.

Other material information On receipt of the Confirmation Notice, the Collection Agent must deliver: (a) the Share Acceptance Forms to Computershare Investor Services Pty Limited (which is the Bidder Share Registry, Computershare) (in the case of Issuer Sponsored Holdings) or the relevant broker or non-broker participant (in the case of CHESS Holdings); and/or
(b) the custodian directions to the relevant custodian. While Acceptance Instructions deposited with the Collection Agent will demonstrate the intention of the relevant Eligible Shareholders to accept the Offer, they will not constitute acceptances of the Offer. The Eligible Shareholders will retain all rights and control over their Rinker Shares and may withdraw their Acceptance Instructions at any time prior to the Collection Agent becoming entitled and required to deliver the Acceptance Instructions as described above. If, prior to the Offer becoming unconditional, a third party announces an alternative proposal to acquire Rinker Shares at a price in excess of the Offer price at that time, Acceptance Instructions will be suspended and Eligible Shareholders will not be able to withdraw their Acceptance Instructions, until 24 hours after the announcement of the alternative proposal (or if such time falls on a day which is not a Business Day, on the following Business Day). Following any movement of at least 1% in the aggregate of: (a) the number of Rinker Shares which are the subject of Acceptance Instructions held by the Collection Agent; and (b) the number of Rinker Shares in which Bidder has a relevant interest, Bidder will disclose details of the above movements to ASX and Rinker by 9.30am (Sydney time) on the following Business Day together with a breakdown of the aggregate amount between those categories. The Collection Agent will receive a fixed commercial fee from CEMEX for acting as collection agent, and will not receive any fees from any holder of Rinker Securities. Citigroup Global Markets Australia Pty Limited, a related body corporate of the Collection Agent, is acting as financial adviser to CEMEX in relation to the Offer. 6. Broker handling fees If the Offer becomes or is declared unconditional, Bidder will pay broker handling fees (Handling Fees) to participating organisations of ASX (Brokers) in respect of valid acceptances received from retail Rinker Shareholders in connection with the Offer (Acceptances), where such acceptances are from clients of the Broker and were procured by the Broker. Handling Fees will be paid on the terms set out below. A retail Rinker Shareholder is one who is not a Broker or an associate of a Broker and who is, as at the date of Acceptance, recorded on the register of Rinker Shareholders as holding fewer than 50,000 Rinker Shares.

Other material information The Handling Fee payable in respect of an Acceptance will be 0.75% of the consideration payable by Bidder under the Offer as a result of that Acceptance, subject to: the minimum Handling Fee payable in respect of any Acceptance being A$50; and the maximum Handling Fee payable in respect of any Acceptance being A$750.
Handling Fees are payable to Brokers only and no part of any Handling Fee may be passed on or paid to holders of Rinker Shares. Brokers are not entitled to receive any Handling Fee in respect of any Rinker Shares in which they or an associate, hold a relevant interest. The Handling Fee will be payable to any Broker who submits to Computershare: a valid and duly completed claim form (Claim Form) which sets out: the Broker’s Participant Identification Number; and a representation that neither the Broker nor its associate is the accepting Rinker Shareholder and that the fee will not be passed on or otherwise shared directly or indirectly with the accepting Rinker Shareholder; a list of Acceptances (Acceptance List) which contains: the registered name and address for each Rinker Shareholder to which the Claim Form relates; the Holder Identification Number for each Rinker Shareholder to which the Claim Form relates; the number of Rinker Shares accepted by each Rinker Shareholder and the date of the relevant Acceptance(s); and if the Acceptance(s) were effected by an Acceptance Form, a copy of such form bearing the Broker’s stamp, such that they are received by Computershare in the formats described below by 7.00pm (Melbourne time) on the day which is 10 Business Days after the end of the Offer Period. Claim Forms may be requested by email from the Computershare email address below. The Claim Form and the Acceptance List must be submitted to Computershare in hard copy format. The Acceptance List must also be emailed in Microsoft® Excel® format to the Computershare email address below. Claim Forms and Acceptance Lists must be forwarded to: Computershare Investor Services Pty Limited Attention: Troy Combe Yarra Falls 452 Johnston Street Abbotsford Victoria 3067 email: cemexcommission@computershare.com.au

Other material information For any Rinker Shareholder on the CHESS subregister, where that Rinker Shareholder directly requests Bidder (and not the relevant Broker) to initiate acceptance of the Offer on their behalf, that Broker will not be entitled to receive the Handling Fee. No Handling Fees are payable in respect of Acceptances that are withdrawn. Bidder reserves the right to aggregate any Acceptances in determining the Handling Fees payable to any Broker if Bidder believes that a party has structured holdings of Rinker Shares to take advantage of the Handling Fees. Bidder may in its discretion determine any disputes regarding whether a Handling Fee is payable. Subject to the terms set out above, payment of the Handling Fee in respect of an Acceptance will be made by cheque within 10 Business Days of the later of: the date of receipt by Computershare of: an Acceptance Form (if applicable) bearing the Broker’s stamp; and the Claim Form and the Acceptance List in the formats described above; and the date the Offer becomes unconditional. 7. Other matters Bidder has voting power of 0.32% in Rinker as at 17 April 2007, being the day immediately prior to the date of this Notice. 8. Consent CEMEX has given, and has not before the date of this Statement withdrawn, its written consent to: be named in this Statement in the form and context in which it has been named; and the inclusion of each statement it has made, and each statement which is said in this Statement to be based on a statement it has made, in the form and context in which the statements have been included. 9. Approval This Statement has been approved by a resolution passed by the directors of Bidder. DATED 18 April 2007 SIGNED for and on behalf of CEMEX Australia Pty Ltd Hector Medina Director